

July 15, 2010

Ronald T. Linares
Chief Financial Officer
OmniCommSystems, Inc.
2101 W. Commercial Blvd. Suite 4000
Ft. Lauderdale, FL 33331

> **Re:** **OmniComm Systems, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 14, 2010**
> **File No. 0-25203**

Dear Mr. Linares:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed July 14, 2010

1. Our records show your file number as 0-25203 rather than 0-50839 that appears on the cover page. Please revise to include the correct file number.

2. Please update your disclosures as of the date Greenberg actually resigns and ceases serving as your independent registered public accounting firm.

3. Please revise your disclosure regarding the period during which there were no disagreements with your former accountant or reportable events. This period should include the two most recent years and any subsequent interim period through July 12, 2010, the date that Greenberg informed you of its intent to resign as your registered public accounting firm. Refer to paragraph (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

4.   Please file an updated letter from Greenberg as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

5.   Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm and disclose that the decision to change accountants was approved by your audit or similar committee, or board of directors if there is no such committee, in a current report on Form 8-K. Refer to paragraphs (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief